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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

American International Group, Inc.
(Name of Issuer)

Common Stock, $2.50 par value
(Title of Class of Securities)

026874784
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,566,997*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

36,657,349*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,657,349*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON*

IA

________________________

*	This amount assumes that the Reporting Person has converted 95% of the preferred shares held by the Reporting Person into common stock.

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,566,997*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

36,657,349*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,657,349*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON*

IN, HC

________________________

*	This amount assumes that the Reporting Person has converted 95% of the preferred shares held by the Reporting Person into common stock.

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,824,976*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

32,824,976*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,824,976*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.8%

14.	TYPE OF REPORTING PERSON*

IV

________________________

*	This amount assumes that the Reporting Person has converted 95% of the preferred shares held by the Reporting Person into common stock.

CUSIP No.	026874784

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 17, 2010.

Item 2.	Identity and Background.

The Fairholme Fund, a series of Fairholme Funds, Inc. owns 32,824,976 Shares (23.9%)* of the Issuer (the "Fund").

Item 3.	Source and Amount of Funds or Other Consideration.

On October 8, 2010, the Issuer announced an offer to exchange up to 74,480,000 of its equity units consisting of corporate units for consideration per corporate unit equal to 0.09867 shares of its common stock plus $3.2702 in cash.

The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 36,657,349* Shares (26.6%) of the Issuer, the Fund may be deemed to be the beneficial owner of 32,824,976* Shares (23.8%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 36,657,349* Shares (26.6%) of the Issuer, based upon the 137,939,277 Shares outstanding.**

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 34,566,997* Shares, the Fund has the shared power to vote or direct the vote of 32,824,976* Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 34,566,997* Shares to which this filing relates.

 Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 36,657,349* Shares, the Fund has the shared power to dispose or direct the disposition of 32,824,976* Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 36,657,349* Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions effected in the Shares since the 13D filed on October 4, 2010 by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
________________________

*	This amount assumes that the Reporting Person has converted 95% of the preferred shares held by the Reporting Person into common stock.

**	This number of outstanding Shares reflects the number of outstanding Shares at September 30, 2010, as reported by the Issuer, as adjusted to reflect the total number of securities that Fairholme can convert.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material changes from the Schedule 13D filed by the Reporting Persons on September 29, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since the 13D that was filed on October 4, 2010 is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2010
(Date)

Bruce R. Berkowitz

By: /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D dated October 14, 2010 relating to the Common Stock, par value $2.50, of American International Group, Inc. shall be filed on behalf of the undersigned.

Bruce R. Berkowitz

By:  /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
        Title: Managing Member

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
        Title: President

Exhibit B

Transaction	Date	Shares	Price

Transactions in Accounts Managed by Fairholme Capital Management, L.L.C.

(1)	10/5/2010	11,700	(1)
Purchase	10/8/2010	19,200	$ 40.68

Fairholme Funds, Inc.

Purchase	10/8/2010	378,300	$ 40.89
Purchase	10/11/2010	144,300	$ 41.08
Purchase	10/12/2010	409,200	$ 41.59
Purchase	10/13/2010	7,700	$ 41.87

(1) These shares were held in a managed account managed by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated.  Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.

SK 22146 0001 1137639